Filed by National Mercantile Bancorp and First California Financial Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended
Commission File No.: 0-15982
Subject Companies: National Mercantile Bancorp and First California Financial Group, Inc.

[Presentation FCB Bancorp intends to provide to current and prospective investors on September 82, 2006 in San Francisco.]

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA), including statements about the financial condition of National Mercantile Bancorp and FCB Bancorp and the combined company, First California Financial Group, Inc., anticipated consummation of the merger and the timing thereof, expected performance of the companies, opportunities and plans for growth, benefits from the transaction, accretion, cost savings, increased lending limits, expected asset growth, net interest margin, retention of management, amount of goodwill, and their ability to integrate following the merger. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Those factors include, but are not limited to, regulatory and shareholder approval for the proposed transaction, the impact of the current national and regional economy on small business loan demand in Southern California, loan delinquency rates, the ability of the companies and their subsidiaries to attract and retain customers, interest rate fluctuations and the impact on margins, demographic changes, demand for the products and services of the companies and their subsidiaries, as well as their ability to attract and retain qualified people, competition  with other banks and financial institutions, and other factors. For a discussion of factors that could cause actual results to differ, please see the reports on Forms 10-K or 10-KSB and 10-Q or 10-QSB as filed with the Securities and Exchange Commission (the “SEC”). Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. Neither National Mercantile Bancorp nor FCB Bancorp undertakes any obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. This statement is included for the express purpose of protecting the companies under PSLRA’s safe harbor provisions.

For Additional Information

The proposed merger will be submitted to the shareholders of each of National Mercantile Bancorp and FCB Bancorp for their consideration. First California Financial Group, Inc. will file a registration statement, which will include a joint proxy statement/prospectus to be sent to the shareholders of each of National Mercantile Bancorp and FCB Bancorp, and each of First California Financial Group, National Mercantile Bancorp and FCB Bancorp may file other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First California Financial Group, National Mercantile Bancorp and FCB Bancorp, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing National Mercantile Bancorp’s website (http://www.mnbla.com) under the tab “Investor Relations”, or by accessing FCB Bancorp’s website (http://www.fcbank.com) under the tab “About Us”.

National Mercantile Bancorp and FCB Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Mercantile Bancorp and FCB Bancorp in connection with the proposed merger. Information about the directors and executive officers of National Mercantile Bancorp is set forth in the proxy statement for its 2006 annual meeting of shareholders, as filed with the SEC on April 20, 2006. Information about the directors and executive officers of FCB Bancorp is set forth in its Annual Report on Form 10-K, as filed with the SEC on

March 31, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described above.

Investor Presentation Super - Community Bank Conference West Coast 2006 September 8, 2006 FCB Bancorp

 Forward-Looking Statements This presentation includes “forward-looking” statements within the meaning of Section 27A of the Securities Act. All of the statements contained in this presentation release, other than statements of historical fact, should be considered forward-looking statements, including, but not limited to, those concerning: (i) the Company’s strategies, objectives and plans for expansion of its operations, products and services, and growth of its portfolio of loans, deposits and investments, (ii) the Company’s beliefs and expectations regarding actions that may be taken by regulatory authorities having oversight of the Company, (iii) the Company’s beliefs as to the adequacy of the allowance for loan losses, (iv) the Company’s beliefs and expectations of future operating results and (v) the combined entity’s ability to achieve expected financial results from the merger of equals, as well as the timing of the closing of the transaction and the ability to obtain regulatory approvals on a timely basis or at all. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Those factors include, but are not limited to, regulatory and shareholder approval for the proposed transaction, the impact of the current national and regional economy on small business loan demand in Southern California, loan delinquency rates, the ability of FCB Bancorp and National Mercantile Bancorp and their subsidiaries to retain customers, interest rate fluctuations and the impact on margins, demographic changes, demand for the products and services of the companies and their subsidiaries, as well as their ability to attract and retain qualified people, competition with other banks and financial institutions, and other factors. For a discussion of factors that could cause actual results to differ, please see the reports on filed with the Securities and Exchange Commission (the “SEC”). Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. All subsequent written and oral forward-looking statements by or attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this qualification. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview of the Company First California Bank (“FCBA”) is a state-chartered bank headquartered in Camarillo, California and founded in 1979. This Management Team joined First California Bank in 1999. Currently FCBA conducts its business from 8 full service offices in Anaheim Hills, Camarillo, Irvine, Oxnard, Simi Valley, Thousand Oaks, Ventura, and Westlake Village. As of June 30, 2006, FCBA had approximately $500 million in assets and 122 full-time equivalent employees. Current Ownership: Board & Senior Management own approximately 27% Institutional investors own approximately 33%

Investment Highlights Attractive High Growth Markets Ventura, Orange and Los Angeles counties Experienced Management Team That Knows How to Manage Growth and Risk Since 2000, a 28% CAGR in Loans Since 2000, a 25% CAGR in Deposits Excellent credit quality; net charge-offs averaged $77,000 per year since 1999 Proven Track Record of Building a Strong Core Deposit Franchise Since 1999, 4 successful de novo branches A successful purchase and integration of a 3 office, $145 million bank in 2005 Strong core deposits; core deposits averaged 84% of total deposits since 1999

The Business Strategy Focus on Small Business Banking Up to $65 million in annual sales $1 million to $3 million average credit facility Focus on Expansion Strategy De Novo Branching Acquisitions Increase Low Cost Core Deposits Business relationship banking – deposit opportunities with every loan Focus on Risk Management

The Franchise FCBA (8) FCBA LPO (2)

Well Diversified Loan Portfolio *Compound annual growth rate (CAGR) reflects 12/31/2000-6/30/2006. ** Excludes $11.6MM of loans held for sale. CAGR*: 28% Q2 2006: ** $187,773 $29,999 $52,706 $58,092 $33,212 $2,005 $0 $50,000 $100,000 $150,000 $200,000 $250,000 $300,000 $350,000 $400,000 2000 2001 2002 2003 2004 2005 Q2 2006 Commercial mortgage Multifamily mortgage 1-4 family mortgage Commercial loans and lines Construction Consumer

Loan Portfolio as of June 30, 2006 Excludes $11.6 million of loans held for sale. 1-4 family mortgage 14% Commercial loans and lines 16% Construction 9% Commercial mortgage 52% Consumer 1% Multifamily mortgage 8%

High Level of Core Deposits *Compound annual growth rate (CAGR) reflects 12/31/2000-6/30/2006. CAGR*: 25% $114,793 $18,316 $84,203 $81,030 $96,993 $0 $50,000 $100,000 $150,000 $200,000 $250,000 $300,000 $350,000 $400,000 2000 2001 2002 2003 2004 2005 Q2 2006 Demand deposits Other transaction accounts MMDA and savings CD less $100,000 CD over $100,000

Deposits as of June 30, 2006 MMDA and savings 21% Other transaction accounts 5% Demand deposits 29% CD over $100,000 25% CD less $100,000 20%

De Novo Branch Growth Strategy De Novo Branching Growth Strategy Target communities Recruit talent Build LPO / Branch around talent Target 12 month break-even SuccessOxnard opened 2000 Ventura opened 2002 Thousand Oaks opened 2003 Simi Valley opened 2005 - Deposits today $25 million

South Coast AcquisitionOn February 2, 2005 FCBA announced the acquisition of South Coast Bancorp for $36 million in cash. Transaction multiples include: Price/Book Price/Tangible Book Price/LTM earnings Assumes 2004 earnings are adjusted to reflect full tax-effects and book value adjusted to reflect purchase accounting fair value adjustments. Source SNL; Reflects average of M&A bank transactions announced since January 1, 2004 < $150 M deal value.Acquisition Growth Strategy Actual Adjusted(1) 2.1x 1.8x 2.6x 2.1x 1.8x 2.6x 12.0x 18.7x 23.8x Avg. Western M&A Multiples(2)

Acquisition Growth Strategy (cont’d) Execution & Integration On September 30, 2005, completed formation of new bank holding company aFCB Bancorp On September 30, 2005: Completed successful Common Equity Offering of $22 million Issued $10 million of Trust Preferred securities Closed South Coast Acquisition On December 5, 2005: Integrated South Coast Bank Sold South Coast charter for $1 million On June 30, 2006: Reported FD EPS of$0.63 a15% increase over prior year

FCB Bancorp & National Mercantile Bancorp Merger of Equals Announced June 15, 2006

Forward-Looking Statements This presentation contains forward-looking statements that are: subject to contingencies & uncertainties not a guarantee of future performance based on assumptions that may change not to be relied on unduly These include statements relating to EPS and other growth rates Accretion Costs savings Increased liquidity and visibility Many factors are beyond our ability to control or predict, including: Shareholder and regulatory approvals Interest rate volatility Impact of national/regional economy on small business loan demand Loan delinquency rates Ability of companies to retain employees and customers Acquisition synergies and cost saving Please see risk factors in MBLA’s and FCBA’s 10-K and other SEC filings.

Additional Information The proposed merger will be submitted to the shareholders of each of National Mercantile Bancorp and FCB Bancorp for their consideration. First California Financial Group, Inc. will file a registration statement, which will include a joint proxy statement/prospectus to be sent to the shareholders of each of National Mercantile Bancorp and FCB Bancorp, and each of First California Financial Group, National Mercantile Bancorp and FCB Bancorp may file other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First California Financial Group, National Mercantile Bancorp and FCB Bancorp, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing National Mercantile Bancorp’s website (http://www.nmbla.com) under the tab “Investor Relations”, or by accessing FCB Bancorp’s website (http://www.fcbank.com) under the tab “About Us”. National Mercantile Bancorp and FCB Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Mercantile Bancorp and FCB Bancorp in connection with the proposed merger. Information about the directors and executive officers of National Mercantile Bancorp is set forth in the proxy statement for its 2006 annual meeting of shareholders, as filed with the SEC on April 20, 2006. Information about the directors and executive officers of FCB Bancorp is set forth in its Annual Report on Form 10-K, as filed with the SEC on March 31, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described above.

Partnership of Two Fast Growing Banks FCBA 25%+CAGR in loans and deposits since 2000 2Q06 EPS increased 14% NIM 4.95% in 2Q06 Total NCOs since 2000 – less than $500,000 Focus on small businesses Ventura, Orange and LA Counties As of June 30, 2006, compared to prior year period. MBLA NIM 5.26% in 2Q06 NPA/Assets 0.07% Serving affluent communities LA and Orange Counties Expertise in business niche markets

Expected Transaction Benefits Enhances both banking franchises Expanded reach in fast-growing markets $1 billion in assets Appealing demographics Complementary branch locations Enhanced lending capabilities Larger legal lending limit Accretive to GAAP EPS in 2007 Low risk transaction Modest cost savings Expanded platform for growth Strong management team Enhanced opportunities for staff Increase market cap Improve liquidity and visibility

Southern California Branch Franchise FCBA (8) MBLA (4) MBLA LPO (2) FCBA LPO (2)

Summary of Transaction Terms Consideration: 100% FCFG Stock, Tax-free exchange Fixed FCBA Exchange Ratio: 1.7904 x FCFG shares /FCBA share (no collars/no walk-aways) Fixed MBLA Exchange Ratio: 1 x FCFG Shares/MBLA share Fully Diluted Ownership: MBLA 50.5% and FCBA 49.5% Treatment of Options: Options roll

Pro Forma Entity National Mercantile Bancorp + FCB Bancorp = First California Financial Group, Inc. Board of Directors: Initially five directors from MBLA and five directors from FCB Bancorp Chairman will be Robert E. Gipson, now Chairman of MBLA Vice Chairman will be John W. Birchfield, now Chairman of FCBA

Leadership Team President and CEO a C. G. Kum, FCBA’s CEO Chief Financial Officer a Romolo C. Santarosa, FCBA’s CFO Chief Credit Officer a Robert W. Bartlett, MBLA’s COO Chief Strategy Officer a David R. Brown, MBLA’s CFO Head of Commercial Banking a Thomas E. Anthony, FCBA’s CCO Scott Montgomery, MBLA’s President and CEO, after assisting in the transition, will retire.

Large and Growing Markets Population Total 13.7 million LA County = 9.9 million Ventura County = 0.8 million Orange County = 3.0 million Diverse Economy Manufacturing Trade Tourism Technology Entertainment Rising employment and personal income

Balance Sheet $ in millions As of June 30, 2006; excludes $11.6 million of loans held for sale by FCBA. $0 $100 $200 $300 $400 $500 $600 Loans Deposits Assets MBLA FCBA

Pro Forma Financial Impact $ 47.4 $ 395.3 $ 363.8 $ 505.8 FCBA $ 39.0 $ 372.6 $ 351.2 $ 491.4 MBLA $ 121.0 Equity $ 766.8 Deposits $ 716.7 Loans $ 1,030.7 Assets Pro Forma($ in millions) As of June 30, 2006; excludes $11.5 million of loans held for sale by FCBA.

Loan Mix As of June 30, 2006; excludes $11.6 million of loans held for sale by FCBA. FCBA 1% 52% 8% 9% 16% 14% MBLA 25% 2% 5% 40% 25% 3% Construction Commercial RE Multifamily Residential C&I Consumer & Other

Pro Forma Loan Mix As of June 30, 2006; excludes $11.6 million of loans held for sale by FCBA. Construction 17% Residential 9% Consumer & Other 2% Multifamily 7% Commercial RE 44% C&I 21%

Deposit Mix As of June 30, 2006 MBLA 6% 32% 8% 26% 5% 23% Checking Interest Checking Savings Money Market CD less $100K CD over $100K FCBA 25% 16% 20% 29% 5% 5%

Pro Forma Deposit Mix As of June 30, 2006 CD over $100K 24% Checking 30% Savings 6% CD less $100K 13% Money Market 21% Interest Checking 6%

Pro Forma Bank Deposit Market Share*

Rank	Company Name	Ticker	Industry Type	Deposits YTD ($000)	Market Share (%)
1	City National Corporation	CYN	Bank	11,908,529	22.59%
2	Fremont General Corporation	FMT	Bank	9,256,980	17.56%
3	East West Bancorp, Inc.	EWBC	Bank	7,023,676	13.32%
4	Cathay General Bancorp, Inc.	CATY	Bank	5,024,464	9.53%
5	Hanmi Financial Corporation	HAFC	Bank	2,818,866	5.35%
6	Farmers & Merchants Bank of Long Beach	FMBL	Bank	2,139,797	4.06%
7	Nara Bancorp, Inc.	NARA	Bank	1,650,623	3.13%
8	Center Financial Corporation	CLFC	Bank	1,491,082	2.83%
9	Wilshire Bancorp Inc.	WIBC	Bank	1,481,237	2.81%
10	First Regional Bancorp	FRGB	Bank	1,468,438	2.79%
11	Preferred Bank	PFBC	Bank	995,310	1.89%
	First California Financial Group, Inc.		**Bank**	**767,911**	**1.46%**
12	Beverly Hills Bancorp Inc.	BHBC	Bank	684,032	1.30%
13	Pacific Mercantile Bancorp	PMBC	Bank	625,162	1.19%
14	Alliance Bancshares California	ABNS	Bank	574,645	1.09%
15	American Business Bank	AMBZ	Bank	456,314	0.87%
16	Saehan Bancorp	SAEB	Bank	434,665	0.82%
17	**FCB Bancorp**	**FCBA**	**Bank**	**395,335**	**0.75%**
18	**National Mercantile Bancorp**	**MBLA**	**Bank**	**372,576**	**0.71%**
19	Premier Commercial Bancorp	PCBP	Bank	254,523	0.48%
20	Sunwest Bancorp	SWBC	Bank	247,320	0.47%
21	Pacific City Bank	PFCY	Bank	236,746	0.45%
	Total Other (31)			3,173,197	6.02%
	Total			**52,713,517**	**100.00%**

FCB BANCORP

** Banks headquartered in L.A., Orange and Ventura Counties*

Source: SNL Securities as of 6/30/2005. FCBA and MBLA deposit balances as of June 30, 2006.

30

Enhances banking franchise Low risk transaction Expected to be accretive to EPS Diversifies and expands lending capacity Increases presence in fast-growing Southern California market Transaction Summary Transaction Summary

Q & A